Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 11, 2003

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains the following:-

1.                                       Press release dated July 3, 2003 entitled “VODAFONE UK PROVIDES MOBILE SHOPPING TO LIVE! CUSTOMERS”

2.                                       News release dated July 21, 2003 entitled “VODAFONE EXTENDS ITS MOBILE COMMUNITY TO LITHUANIA”

3.                                       News release dated July 21, 2003 entitled “ACCLAIM AND VODAFONE SIGN EXCLUSIVE MOBILE GAMES DEAL”

4.                                       News Release dated July 30, 2003 entitled “VODAFONE GROUP PLC – ANNUAL GENERAL MEETING”

5.                                       News release dated August 1, 2003 entitled “VERIZON WIRELESS AND VODAFONE CO-OPERATE ON LAP TOP E-MAIL, INTERNET AND CORPORATE APPLICATIONS ACCESS FOR THE US AND EUROPE”

6.                                       News release dated August 1, 2003 entitled “VODAFONE ACQUIRES THE REMAINING 20% OF VODAFONE MALTA LIMITED”

7.                                       News release dated August 11, 2003 entitled “VODAFONE AND CAUDWELL HOLDINGS AGREE ACQUISITION OF SINGLEPOINT”

8.                                       Press release dated August 21, 2003 entitled “VODAFONE UK LAUNCHES VSPAM INITIATIVE TO TACKLE UNSOLICITED TEXT MESSAGES”

9.                                       Press release dated August 29, 2003 entitled “FERGIE’S ON THE PHONE FOR MANCHESTER UNITED FANS”

10.                                 Stock Exchange Announcement dated July 2, 2003

11.                                 Stock Exchange Announcement dated July 18, 2003

12.                                 Stock Exchange Announcement dated July 22, 2003

13.                                 Stock Exchange Announcement dated July 22, 2003

14.                                 Stock Exchange Announcement dated July 28, 2003

15.                                 Stock Exchange Announcement dated July 29, 2003

16.                                 Stock Exchange Announcement dated July 30, 2003

17.                                 Stock Exchange Announcement dated August 13, 2003

18.                                 Stock Exchange Announcement dated August 14, 2003

19.                                 Stock Exchange Announcement dated August 14, 2003

20.                                 Stock Exchange Announcement dated August 15, 2003

21.                                 Stock Exchange Announcement dated September 2, 2003

2003/022
03 July 2003

VODAFONE UK PROVIDES MOBILE SHOPPING TO LIVE! CUSTOMERS

Vodafone UK today launches ‘Vodafone live! Shopping’. The mobile store where customers can purchase goods securely over their phones using their credit or debit cards.

To launch the service, Vodafone UK has partnered with a number of top retailers including HMV, Thorntons, Oddbins, gadgetshop and Firebox.  A number of other well known retailers will be joining ‘Vodafone live! Shopping’ in the near future.

An icon on the live! menu takes customers through to a virtual shopping centre with a wide range of recognised retailers and products where they can place orders via their Vodafone handset.  Once payment has been accepted, the goods are dispatched immediately to the registered delivery address.

Each retailer will provide an overview of available items, illustrated with a full-colour picture and accompanied by a more detailed description to supply as much information as possible, all under the merchant branding to enhance the feeling of a physical shopping experience.  In addition, live! customers will also be able to view the regularly updated special offers from each high street retailer.

Lance Batchelor, Marketing Director, Vodafone UK said, “We are certain that ‘Shopping’ will be a popular addition to Vodafone live! This development once again demonstrates Vodafone’s leadership in m-commerce.  Fundamentally, we are offering our customers the ability to shop at their favourite stores whenever and wherever they want.  It’s all about being quick, simple and delivering what people want.”

For further information contact:

Caroline Dewing or Kay Kavanagh at Vodafone UK

Telephone: 07000 500100

E-mail: press.office@vodafone.com

VODAFONE UK

Vodafone UK has 13 million customers, the largest share of the corporate mobile communications market and is part of the world’s largest mobile community. The Newbury-based company offers a wide range of mobile voice and data communications.  The Vodafone UK network covers 99% of the population and transmits over 10 million text messages every day.  Vodafone UK was the world’s first mobile operator to introduce international roaming, and currently offers its customers roaming on 324 networks in 139 countries.

In May 2002, Vodafone UK was ranked top for customer satisfaction in the UK’s pre-pay mobile phone sector in a survey by JD Power and Associates.  In the Oftel Mobile Network Operators Call Success Rate Survey for April to September 2002, a national call completion rate of 98.3% gave Vodafone the highest number of successfully completed calls and lowest number of dropped calls of all four networks.

21 July 2003

VODAFONE EXTENDS ITS MOBILE COMMUNITY TO LITHUANIA

Vodafone today announces that it has signed a Partner Network Agreement with Bite GSM (“Bite”) in Lithuania. Bite is a wholly-owned subsidiary of TDC Mobile International and is the company’s second subsidiary to join the Vodafone Mobile Community following the agreement signed with TDC Mobil A/S (“TDC Mobil”), Denmark’s leading mobile operator, in December 2001.

Bite, the second largest full scale mobile, data and internet service provider in Lithuania, will market Vodafone’s international mobile services using the existing Vodafone service names.  Under the terms of the agreement Vodafone and Bite will co-operate in developing products and services to international travellers and domestic customers. The principal benefits to Vodafone are further expansion of Vodafone’s global products and services to its customers as well as further leverage of the Vodafone brand.

As a Partner Network, Bite will offer Vodafone and its Partners’ customers seamless access to Vodafone’s international mobile services while travelling in Lithuania. Bite customers will enjoy the benefits of Vodafone’s roaming services across its global footprint.

Peter Bamford, Chief Marketing Officer, Vodafone said:

“Our tie-up with Bite is another step towards bringing our customers the key benefits of the Vodafone brand and services throughout Europe. The signing of this Partner Network agreement opens new sources of revenue for both Vodafone and Bite, and demonstrates Vodafone’s attraction as a global mobile leader and innovator.”

Following today’s announcement, Vodafone’s portfolio of global services, supported by its global brand communication, will be available in nine Partner Network countries: Austria, Croatia, Denmark, Estonia, Finland, Iceland, Kuwait, Lithuania and Slovenia, in addition to its subsidiary and associate markets.

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For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director
Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Jon Earl

Janine Young

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7600 2288

Bite GSM facts

•                  Service launched 1995

•                  476K customers Q1, 2003

•                  €6.2 million EBITDA Q1, 2003

•                  Revenues of €26.4 million Q1, 2003

ACCLAIM AND VODAFONE SIGN EXCLUSIVE MOBILE GAMES DEAL

London, UK – 21 July, 2003 – Acclaim Entertainment (International), a division of Acclaim Entertainment Inc, a worldwide interactive entertainment company and Vodafone, the world’s largest mobile community, today announced an exclusive agreement to offer mobile game content in Vodafone countries through Vodafone live! based on Acclaim’s forthcoming Urban Freestyle Soccer video game which premiers on Sony Playstation®2, Microsoft Xbox™, Nintendo Gamecube™ and PC in October.

Entitled Urban Freestyle and available on Vodafone live! from the end of July, it will be the first ever mobile game to be available prior to the retail release of the console game.  In addition Vodafone live! customers will be able to reveal cheat codes on their handset game that will unlock exclusive areas in the console game.

Under the agreement, Urban Freestyle will be available in 12 countries from the end of July 2003, prior to the game launch at the end of September 2003. The game is being developed to support a range of Vodafone live! handsets, including the Sharp GX10, Sharp GX10i, Sharp GX20, Nokia 7650 and Nokia 3650.

Urban Freestyle Soccer is the first urban arcade-style street soccer game of its kind to take the world’s most popular sport back to its street roots with gang-style teams competing against their rivals for the right to be crowned King of the Streets.  The mobile version of the game will focus on ball skills, pitting the player’s dexterity and timing against the clock in Urban Freestyle Soccer arcade and challenge games.  The player will be able to maximize their score through expert timing and also learn key combinations to perform the ultimate tricks.  As the tricks increase in difficulty and reflex skills are put to the test, so the player’s score increases.

Larry Sparks, VP Marketing International for Acclaim Entertainment said: “This is the very first time that Acclaim have distributed their gaming content via a mobile phone network and also the first time that a version of a video game has ever been available on a mobile phone prior to the retail release.  I am thrilled to be working with Vodafone as our exclusive mobile partner on Urban Freestyle Soccer and I am confident there is huge potential in this venture for both partners.”

Guy Laurence, CEO at Vodafone Global Content Services, said: “The exclusive agreement with Acclaim to offer Urban Freestyle Soccer to Vodafone live! customers, before it is available on the high street, is yet another first in mobile gaming and clearly demonstrates Vodafone’s commitment to providing its customers with the best mobile gaming experience available today. “

- ends -

NOTES TO EDITORS

Urban Freestyle Soccer will be available on Sony Playstation(R) 2, Microsoft Xbox(TM), Nintendo Gamecube(TM) and PC from October 2003 from all major outlets.

www.urbanfreestylesoccer.com

For further information please contact:

Frank PR

Vicky Goodkind

Andrew Bloch

Tel: +44 (0) 20 7693 6999

Email: Vicky@frankpr.it

Vodafone	Tavistock Communications

Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Director of Investor Relations
Darren Jones, Senior Investor Relations Manager
Bobby Leach, Head of Group Media Relations
Ben Padovan, Deputy Head of Group Media Relations
Jon Earl, Senior Group Communications Manager
Janine Young, Group Communications Manager
Emma Conlon, Group Communications Manager
Tel:  +44 (0) 1635 673310

Lulu Bridges/John West Tel: +44 (0) 20 7600 2288

About Acclaim Entertainment

Based in Glen Cove, N.Y., Acclaim Entertainment, Inc., is a leading worldwide developer, publisher and mass marketer of software for use with interactive entertainment game consoles including those manufactured by Nintendo, Sony Computer Entertainment and Microsoft Corporation as well as personal computer hardware systems. Acclaim owns and operates five studios located in the United States and the United Kingdom which includes a motion capture and recording studio in the U.S., and publishes and distributes its software through its subsidiaries in North America, the United Kingdom, Germany, France, Spain and Australia. The Company uses regional distributors in Japan and the Pacific Rim. Acclaim also distributes entertainment software for other publishers worldwide, publishes software gaming strategy guides and issues “special edition” comic magazines periodically.  Acclaim’s corporate headquarters are in Glen Cove, New York and Acclaim’s common stock is publicly traded on NASDAQ.SC under the symbol AKLM. For more information please visit our website at http://www.acclaim.com.

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications.  Vodafone has equity interests in 28 countries and Partner Networks in a further 8 countries, serving almost 120 million proportionate customers.

Vodafone is a truly global organisation, recognised worldwide for its quality of service and product innovation.  Vodafone’s latest global service offering, Vodafone live! opens up a world of mobile colour communication, bringing news, information, e-mail, chat, location-based services, games and shopping to customers’ mobile devices.  Vodafone live! is available in 13 countries globally and in just five months Vodafone has connected over one million Vodafone live! customers.

30 July 2003

VODAFONE GROUP PLC – ANNUAL GENERAL MEETING

The Annual General Meeting of Vodafone Group Plc was held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1 on Wednesday 30 July 2003.

The results of the polls on all resolutions were as follows:

RESOLUTION

FOR

AGAINST

ABSTAIN

1	To receive the report of the directors and financial statements	38,974,480,739	101,807,925	773,526,618

2	To approve the Remuneration Report	33,836,773,367	1,519,959,151	4,491,513,725

3	To re-appoint Lord MacLaurin of Knebworth DL as a director	37,951,576,797	946,068,773	952,057,009

4	To re-appoint Kenneth Hydon as a director	38,699,486,519	946,309,742	204,298,187

5	To re-appoint Thomas Geitner as a director	38,649,801,328	994,807,789	205,087,552

6	To re-appoint Professor Sir Alec Broers as a director	38,733,760,659	908,933,607	205,562,502

7	To re-appoint Jürgen Schrempp as a director	38,693,331,876	947,282,502	207,419,270

8	To elect Dr John Buchanan	38,585,732,462	904,425,253	357,858,447

9	To approve a final dividend of 0.8983p per ordinary share	39,629,407,349	29,922,501	189,218,330

10	To re-appoint Deloitte & Touche as auditors	36,693,397,684	2,193,481,013	961,795,871

11	To authorise the Audit Committee to determine the auditors’ remuneration	37,999,128,879	831,816,265	1,017,963,359

12	To authorise donations under the Political Parties, Elections and Referendums Act 2000	36,564,209,985	1,143,181,709	2,141,394,330

13	To renew authority to allot shares under Article 16.2 of the Company’s Articles of Association	38,102,154,695	1,500,528,133	244,661,907

14	To renew authority to disapply pre-emption rights under Article 16.3 of the Company’s Articles of Association	38,252,790,960	1,445,761,934	143,668,806

15	To authorise the Company’s purchase of its own shares (section 166, Companies Act 1985)	39,550,792,943	78,696,597	214,059,146

Accordingly resolutions 1 to 13 were passed as ordinary resolutions and resolutions 14 and 15 were passed as special resolutions.

SR Scott
Company Secretary

VERIZON WIRELESS AND VODAFONE CO-OPERATE ON LAP TOP E-MAIL, INTERNET AND
CORPORATE APPLICATIONS ACCESS FOR THE US AND EUROPE

NEWBURY, UK and BEDMINSTER, NJ – Verizon Wireless, the leading US wireless service provider, and Vodafone Group Plc (“Vodafone”), the world’s largest mobile community, today announce their intention to develop a dual branded ‘Verizon Vodafone’ lap top data card service for business customers working and travelling between the US and Europe.

The data card will be based on Vodafone’s successful data card service, Vodafone Mobile Connect Card, which Verizon Wireless will develop and market under licence from Vodafone. The service will enable Verizon Wireless and Vodafone business customers to seamlessly access their e-mail, the Internet and corporate applications on their lap tops within Vodafone’s territories and Verizon Wireless’ network in the US, with customers experiencing their same service environment when travelling abroad.

To support the service, Verizon Wireless and Vodafone intend to co-operate on data card hardware, service inter-connectivity, roaming and inter-operator tariffing.

“As Verizon Wireless and Vodafone work toward a seamless wireless data experience for business people on both sides of the Atlantic, our customers will look forward to the high-quality services and products that we’ve become known for in the wireless marketplace,” said Denny Strigl, President and CEO of Verizon Wireless.

“Today’s announcement demonstrates the potential of the Verizon Wireless and Vodafone partnership to lead the global mobile market in delivering genuine customer value. By combining our product and marketing knowledge with Verizon Wireless’ excellent quality CDMA 1xRTT data Express Network and Vodafone’s GPRS networks, our partnership will deliver mobile e-mail access, the Web and corporate applications, all key business services. This will allow Verizon Wireless and Vodafone customers to work effectively whilst travelling in the US and Europe,” said Julian Horn Smith, Chief Operating Officer, Vodafone.

About Vodafone Group Plc

Vodafone is the world’s largest mobile community with over 122.7m proportionate customers worldwide and equity interests in 28 countries and Partner Networks in a further 9 countries. www.vodafone.com

About Verizon Wireless

Verizon Wireless is the nation’s leading provider of wireless communications.  The company has the largest nationwide wireless voice and data network and 34.6 million customers.  Headquartered in Bedminster, NJ,

Verizon Wireless is a joint venture of Verizon Communications (NYSE:VZ) and Vodafone (NYSE and LSE: VOD).  Find more information on the Web at www.verizonwireless.com.

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Jon Earl

Janine Young

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

John West

Tel:  +44 (0) 20 7600 2288

Verizon Wireless

Jeffrey Nelson

Tel:  +1 908.306.4824

Jeffrey.Nelson@VerizonWireless.com

1 August 2003

VODAFONE ACQUIRES THE REMAINING 20% OF VODAFONE MALTA LIMITED

Vodafone Group Plc (“Vodafone”) today announces that Vodafone (via its wholly owned subsidiaries Vodafone International Holdings BV and Vodafone Nominees Limited) has increased its shareholding in Vodafone Malta Limited from 80% to 100% by purchasing Maltacom Plc’s 20% interest for a cash consideration of €30 million.

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

John West

Tel:  +44 (0) 20 7600 2288

11 August 2003

VODAFONE AND CAUDWELL HOLDINGS AGREE ACQUISITION OF SINGLEPOINT

Vodafone Group Plc (“Vodafone Group”) and Caudwell Holdings Limited (“Caudwell Holdings”) jointly announce that they have reached agreement for Vodafone UK Limited (“Vodafone UK”), a wholly owned subsidiary of Vodafone Group, to acquire the entire share capital of Singlepoint (4U) Limited (“Singlepoint”), a wholly owned subsidiary within the Caudwell Group for a total cash consideration of £405m which will be paid from Vodafone Group’s existing resources.

Singlepoint, founded in 1993 by John and Brian Caudwell, is the largest and consistently fastest growing independent service provider in the UK. It employs more than 1,900 staff and currently manages 1.9 million contract customers, of which 1.5 million are Vodafone customers, representing 27% of Vodafone’s contract customer base in the UK.

The transaction is subject to EU merger clearance, such approval being expected during September this year.

Gavin Darby, CEO of Vodafone UK, commented:

“We are delighted to reach this agreement with the Caudwell Group.  We have had a strong commercial relationship with John Caudwell for many years.  Together with the proposed acquisition of Project Telecom, this transaction will increase the direct access to our contract customer base in the UK to 90%.  This will give us greater flexibility to develop customer usage of both voice and data services and to offer a consistency of service and products to an even larger section of our customer base”.

John Caudwell, Chief Executive of Caudwell, commented:

“The acquisition of Singlepoint by Vodafone UK will prove to be an extremely positive move for the company, its customers and employees. The growth, development and establishment of Singlepoint as a mainstay of airtime service provision in an extremely challenging market is something of which I am very proud. But Singlepoint’s management and staff can also congratulate themselves on the creation of a business which now sets standards on both commercial and customer service fronts.”

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7600 2288

Caudwell

Iain Macauley

Tel:  +44 (0) 7788 978800

2003/025

21st August 2003

VODAFONE UK LAUNCHES VSPAM INITIATIVE TO TACKLE
UNSOLICITED TEXT MESSAGES

Vodafone UK is taking steps to control the amount of unsolicited text messages its customers receive.  It is the first operator to launch a trial initiative designed to help reduce these texts.

When an unsolicited text message is received the customer can forward it, free of charge, directly to 87726 or VSPAM on their mobile keypad.  Vodafone will then receive a consolidated report of all the unsolicited text messages reported by its customers. Currently when customers report an unsolicited text message to Vodafone they are advised to contact the Independent Committee for the Supervision of Standards of Telephone Information Services (ICSTIS).  With this new initiative it means that they will no longer have to do this and can simply forward the message to VSPAM to allow automated reporting.

The consolidated VSPAM report is also sent to ICSTIS on a daily basis so that it can take regulatory action against parties running such services. ICSTIS has prosecuted several service providers so far and it intends to “name and shame” the operators who currently support the service providers running these premium rate services.

Jeremy Flynn, Head of Commercial Partnerships, Vodafone UK said: “We launched VSPAM for our employees a month ago and it has proved to be an extremely valuable tool in helping to track down people who send unsolicited text messages. We recognise that this is an issue for our customers which we want to help resolve.”

Recent research into consumer awareness, experience and perception of premium rate SMS, further supports the launch of VSPAM.  The findings revealed the extent of public annoyance caused by unsolicited text messages promoting premium rate numbers.  63% of all respondents had received an unsolicited text message inviting them to reply using a premium rate number and 85% of respondents believed that there should be controls to restrict unsolicited messages, particularly those targeting children.  This is reinforced by the soaring numbers of public complaints about such messages received by ICSTIS - 3,500 in the first six months of 2003 alone.

ICSTIS Deputy Director Paul Whiteing said: “Mobile technology offers endless new and exciting opportunities, but consumers need to understand how to use and control it effectively in order to maximise trust and take-up.  There are problems caused by unsolicited text messages and we very much welcome Vodafone’s VSPAM initiative.  We will continue to work with all mobile operators to identify ways to stamp out this practice so that consumers can have confidence when using premium rate services on their mobiles.”

On a more positive note, the research also demonstrates the popular appeal that legitimate premium rate SMS services has with customers.  The research showed an encouraging level of public awareness and confidence in premium rate SMS services that deliver text and other content to mobile handsets.  Nearly 50% of respondents had used a premium rate SMS at least once, with ringtone downloads being the most popular service.  Convenience and usefulness were cited as the major reasons for using services and only 11% of respondents had encountered any problems.

- ends -

For further information contact:

Alison Barton or Ben Taylor at Vodafone UK

Telephone: 07000 500100

E-mail: press.office@vodafone.com

VODAFONE UK

Vodafone UK has 13 million customers, the largest share of the corporate mobile communications market and is part of the world’s largest mobile community. The Newbury-based company offers a wide range of mobile voice and data communications.  The Vodafone UK network covers 99% of the population and transmits over 10 million text messages every day.  Vodafone UK was the world’s first mobile operator to introduce international roaming, and currently offers its customers roaming on 324 networks in 139 countries.

In May 2003, Vodafone UK was ranked top for customer satisfaction in the UK’s pre-pay mobile phone sector in a survey by JD Power and Associates.  In the Oftel Mobile Network Operators Call

Success Rate Survey for April to September 2002, a national call completion rate of 98.3% gave Vodafone the highest number of successfully completed calls and lowest number of dropped calls of all four networks.

2003/026
29 August 2003

FERGIE’S ON THE PHONE FOR MANCHESTER UNITED FANS

Have you ever wondered exactly what Sir Alex Ferguson says in his pre match media briefings? Well, Manchester United fans can now hear their manager’s own words directly via their mobile phones, thanks to Manchester United’s new Fergie on the Fone service

Part of the suite of MU Mobile services, connected from Vodafone, the club’s principal sponsor, Fergie on the Fone sports up to three minutes of highlights from Sir Alex Ferguson’s pre-match briefings. No longer will fans have to wait until the next day for the news about who is playing, who’s injured, whether Ruud will operate as a lone striker and who could be the opposition’s danger man.

To hear Sir Alex’s thoughts, fans simply need to call 0870 452 6272. Those who dial in from their mobile phone are also able to register to receive a text message telling them when the service is live and reminding them to dial the national rate number to hear Sir Alex. Those who don’t register can still call but will not have the advantage of being notified when the latest media briefing highlights are available.

A special introductory rate applies to the service from launch until the end of September, which will be the standard call rate from the network the fans dial in from. After that, the cost will be the standard rate plus £1 for the text message.

Anybody who uses the service before the end of September will automatically be entered into a draw to win the use of their very own private box for a Manchester United game at Old Trafford - The Theatre of Dreams.

For those Reds who want to know more than Sir Alex Ferguson’s pre-match thoughts, there’s Man Utd on the Fone. By dialing 17442 from their Vodafone mobile phone or 08717 100 007 from other network mobiles, fans can register for text updates on half-time scores, goals, red cards, yellow cards, penalties and team news. In addition, customers who favour an official ringtone or logo for their mobile can check out the selection at www.manutd.com/munow <http://www.manutd.com/munow> where there are also further details about Fergie on the Fone.

Notes:

MU Mobile was formerly known as MU NOW!

For further information please contact:

Julien Cozens

Vodafone UK Public Relations

Tel: 07000 500100

email: julien.cozens@vodafone.com

STOCK EXCHANGE ANNOUNCEMENT

Announced at 15.12 hours

2 July 2003

RNS No: 0803N

2 July 2003 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you of the following changes in share interests of directors of the Company:

	Number of ordinary shares of US$0.10 in the capital of Vodafone Group Plc
	A	B	C	D	E
	Vesting of long term incentive award shares (1) (3)	Vesting of short term incentive award shares (2) (3)	No. of shares sold (4)	No. of shares transferred (5)	Short term incentive new awards (6)
Sir Christopher Gent	79,512	793,202	357,813	514,901	—
Peter Richard Bamford	43,289	—	17,749	25,540	1,056,466
Vittorio Colao	—	—	—	—	942,015
Thomas Geitner	—	—	—	—	329,205
Julian Michael Horn-Smith	43,289	431,852	194,809	280,332	1,324,070
Kenneth John Hydon	43,289	431,852	194,809	280,332	1,081,324

(1)                  The Trustees of the Vodafone Group Employee Trust have resolved to release these shares to directors following assessment of the performance, time and employment conditions to which the awards were subject.  Based on the performance achieved, 36.9% of the shares comprised in the original award have vested and the remainder of the award has lapsed.  The awards were granted on 1 July 2000 in accordance with the Vodafone Group 1999 Long Term Stock Incentive Plan.

(2)                  The Trustees of the Vodafone Group Employee Trust have resolved to release these shares to directors following assessment of the performance, time and employment conditions to which the awards were subject.  Based on the performance achieved, 100% of the shares comprised in the original award have vested. The awards were granted on 14 June 2001 in accordance with the Vodafone Group Short Term Incentive Plan.

(3)                  The figures in columns A and B are the number of shares comprised in the vested percentage of the original award plus the number of shares that represent the value of dividends declared and paid or payable in respect of such shares since the date of award.

(4)                  The figures in column C are the number of shares out of those listed in columns A and B that the Company has been advised by Mourant & Co were sold by the Trustees of the Vodafone Group Employee Trust on 1 July 2003 at 117.47 pence per share on behalf of the directors.  These share sales were made to satisfy the tax liabilities arising on the release of the shares to directors.

(5)                  The figures in column D are the net number of shares that the Company has been advised by Mourant & Co were on 1 July 2003 transferred from the Trustees to the directors in satisfaction of the vesting of the long term and short term awards of shares disclosed in columns A and B.

(6)                    The Company was advised by Mourant & Co on 1 July 2003 that, further to conditional awards made by the Trustees of the Vodafone Group Employee Trust in accordance with the Vodafone Group Short Term Incentive Plan, the number of shares in column E were on 30 June 2003 purchased at a price per share of 119.75 pence.  The cash equivalent values of two thirds of these awards were outlined in the Annual Report and Accounts and Form 20-F for the year ended 31 March 2003.  The shares will normally be transferred to participants on or shortly after the second anniversary of the date of grant of the award, subject to the continued employment of the participants.  The vesting of one third of the shares in each award is additionally conditional on the achievement of a performance target approved by the Remuneration Committee.  The performance condition is that the growth in adjusted earnings per share over the two-year performance period must be at least five percentage points per annum above the rate of growth of the UK Retail Prices Index over the same period.

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors have increased to the following:

Sir Christopher Gent	3,855,852
Mr P R Bamford	284,488
Mr J Horn-Smith	1,729,373
Mr K J Hydon	2,116,764

S R Scott

Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 14:40 hrs

18 July 2003

RNS No: 7281N

18 July 2003 - for immediate release

Holdings in Shares

Vodafone Group Plc (“the Company”)

In accordance with Part VI of the Companies Act 1985, I have to inform you that the Company was notified on 18 July 2003 that as at 15 July 2003, Barclays PLC through its subsidiaries and affiliates, had a notifiable interest in 2,091,810,025 ordinary shares of US$0.10 each in the capital of the Company. This represents 3.07 per cent of the issued ordinary share capital of the Company.

Stephen Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 16.44 hrs

22 July 2003

RNS No: 8423N

22 July 2003 - for immediate release

Holding in Company

Vodafone Group Plc (“the Company”)

In accordance with Part VI of the Companies Act 1985, I have to inform you that the Company has received notification that, as at 21 July 2003, Barclays PLC, through its subsidiaries and affiliates, no longer had a notifiable interest in the ordinary share capital of the Company.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 16.39 hrs

22 July 2003

RNS No: 8414N

22 July 2003 - for immediate release

Holdings in Company

Vodafone Group Plc (“the Company”)

In accordance with Part VI of the Companies Act 1985, I have to inform you that the Company was notified on 21 July 2003 that, as at 17 July 2003, Legal & General Group Plc Companies had a notifiable interest in 2,220,444,438 ordinary shares of US$0.10 each in the capital of the Company. This represents 3.25 per cent of the issued ordinary share capital of the Company.

Stephen Scott
Company Secretary

Announced at 17:05

28 July 2003

RNS No: 0484O

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that today Sir Christopher Gent, the Chief Executive of the Company, exercised an option granted to him in July 1997 under the terms of the Vodafone Group Plc Share Option Scheme (a share scheme not approved by the Inland Revenue) over 178,000 ordinary shares of US$0.10 each in the capital of the Company at an exercise price of 58.7p per share. Subsequently, 36,096 of the shares were sold at a price of 118.75p per share to satisfy the tax liability arising on the exercise of the option. As a result of this transaction, Sir Christopher has an increased interest, excluding unexercised share options and incentive shares, of 3,997,756 shares in the Company.

I also have to inform you that today Lady Paula MacLaurin (wife of the Chairman of the Company) transferred, by way of gift to a family member, 2,000 ordinary shares of US$0.10 each in the capital of the Company. Following this transaction, Lord MacLaurin has an interest in 92,495 shares in the Company.

Stephen Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 15.06

29 July 2003

RNS No:  09030

29 July 2003 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that on 28 July 2003 Mr Arun Sarin, a director of the Company, was granted an option over 16,710 ordinary shares of US$0.10 each in the Company pursuant to the Vodafone Group 1998 Sharesave Scheme at a price of 95.3p.  The option will be exercisable five years from the date of grant provided that the required monthly savings are maintained until then.

Stephen Scott

Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

30 JULY 2003

30 July 2003 – for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you of the following changes in share interests of directors of the Company.  The vesting of all awards is conditional upon the achievement of performance conditions:

	Number of ordinary shares of US$0.10 in the capital of Vodafone Group Plc
	Award of performance shares (1)(3)	Grant of share options (2)(3)
Arun Sarin	1,844,863	7,379,454
Peter Richard Bamford	882,000	3,739,677
Vittorio Colao	648,868	2,751,202
Thomas Geitner	781,633	3,373,582
Julian Michael Horn-Smith	1,080,000	4,654,088
Kenneth John Hydon	882,000	3,739,677

(1)          Conditional awards of shares were today granted to directors by the Trustees of the Vodafone Group Employee Trust.  The awards have been granted in accordance with the Vodafone Group Plc 1999 Long Term Stock Incentive Plan.  The vesting of these awards is conditional on continued employment with the Vodafone Group and on the satisfaction of a performance condition approved by the Remuneration Committee.  The performance measure is comparative total shareholder return (TSR).  The TSR of Vodafone Group Plc over the three year performance period is compared to that of other constituent companies of the FTSE Global Telecommunications index and companies are ranked by reference to their relative TSR performance.  If Vodafone’s TSR performance is such as to position it in the top half of the performance ranking of the constituent companies, all or some of the shares comprised in the award will vest.  The vesting schedule provides that 25% of the award will vest for median performance, rising to full vesting if the Company’s performance is within the top 20% of companies in the index.

(2)          The options were today granted by the Company to the directors in accordance with the Vodafone Group Plc 1999 Long Term Stock Incentive Plan and with the Company’s policy on long-term incentives that has been approved by shareholders.  The options will be exercisable at a price per share of 119.25p, which is the London Stock Exchange closing price per share on 29 July 2003.  The options will be exercisable subject to continued employment with the Vodafone Group and the satisfaction of a performance condition approved by the Remuneration Committee.  The performance condition is that the compound annual growth in adjusted earnings per share over the three-year performance period will exceed the compound rate of growth in the UK Retail Prices Index (RPI) for the same period.  If the compound RPI growth is exceeded by 5% compound per annum 25% of the option will vest rising to full vesting if RPI is exceeded by 15% compound per annum.  In the event that full vesting is not achieved after three years, the measurement may be repeated after years four and five, measuring performance over four and five years, respectively.  The options are normally exercisable at any time between 3 and 10 years from the date of grant.

(3)          These awards are also conditional on the directors being compliant with the Company’s share ownership guidelines, which provide that they will acquire and maintain minimum levels of shareholding.  The levels are four times salary for the Chief Executive and three times salary for the other directors.

S R Scott

Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 16.34

13 August 2003

RVS No:  65110

13 August 2003 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that:

1.                                       the Company was advised on 12 August 2003 by Mourant ECS Trustees Limited that on 8 August 2003 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 119p per share through reinvestment of dividend income pursuant to the rules of the Vodafone Group Profit Sharing Scheme:

No. of shares
Mr P R Bamford	204
Mr K J Hydon	1,731

2.                                       the Company was advised on 12 August 2003 by Mourant ECS Trustees Limited that on 8 August 2003 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 119p per share through reinvestment of dividend income pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	22
Mr J M Horn-Smith	23
Mr K J Hydon	23

P R S Howie
Deputy Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at16.46

14 August 2003

RNS No. 70490

14 August 2003 - for immediate release

Vodafone Group Plc (“the Company”)

1.               In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 12 August 2003 by Natwest administrators of Personal Equity Plans and Individual Saving Accounts that on 12 August 2003, Mr J M Horn-Smith, a director of the Company, acquired 17 ordinary shares of US$0.10 each in the Company at the price of 119.25 per share.

2.               In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 14 August 2003 by Barclays Private Banking Limited that on 8 August 2003, Mr K J Hydon, a director of the Company, acquired 11,381 ordinary shares of US$0.10 each through his participation in the Company’s Dividend Reinvestment Plan, for which each share was valued at 118.557p.

P R S Howie
Deputy Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 16.44

14 August 2003

RNS No. 70460

14 August 2003 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Part VI of the Companies Act 1985, I have to inform you that the Company has received notification that, as at 7 August 2003, Barclays PLC, through its subsidiaries and affiliates, had a notifiable interest in 2,069,252,148 ordinary shares of US$0.10 each in the capital of the Company.  This represented 3.03 per cent of the issued ordinary share capital of the Company.  Subsequently, the Company has received notification that, as at 11 August 2003, Barclays PLC, through its subsidiaries and affiliates, no longer has a notifiable interest in the ordinary share capital of the Company.

P R S Howie
Deputy Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 15:17

15 August 2003

RNS No:  74240

15 August 2003 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today by Mourant ECS Trustees Limited that on 12 August 2003 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 119p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	210
Mr J M Horn-Smith	210
Mr K J Hydon	210

P R S Howie

Deputy Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 16:04

2 September 2003

RNS No:  3018P

2 September 2003 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that today Eileen Horn-Smith (wife of Julian Horn-Smith, a director of the Company) transferred, by way of gift to Julian Horn-Smith, 129,180 ordinary shares of US$0.10 each in the capital of the Company.

Following this transaction, Mr Horn-Smith’s interest in shares in the Company remains unchanged at 1,729,835, excluding unexercised share options and incentive shares.

Stephen Scott
Group General Counsel and Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)

Dated: September 11, 2003	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary